UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Ethan Allen Industries Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
297602104
(CUSIP Number)
April 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 297602104

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Management, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 1,500,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,500,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.19%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 5 Pages

CUSIP No. 297602104

Item 1(a).	Name of Issuer:

Ethan Allen Interiors Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Ethan Allen Drive - PO BOX 1966 Danbury, CT 06811

Item 2(a).	Name of Person Filing:

WS Management, LLLP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4306 Pablo Oaks Court Jacksonville, FL 32224

Item 2(c).	Citizenship:

Florida

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

297602104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

| |	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
| |	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
| |	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
| |	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8
| |	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

| |	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(G)

| |	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
| |	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
| |	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Page 3 of 5 Pages

CUSIP No. 297602104

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,500,000
(b)	Percent of Class: 5.19%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote 1,500,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,500,000
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:                                                                                                                                     |  |

Instruction:  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Page 4 of 5 Pages

CUSIP No. 297602104

Item 10.	Certification. (a) Inapplicable (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2010

WS MANAGEMENT, LLLP
By: /s/ Gilchrist B. Berg
Gilchrist B. Berg
General Partner

Page 5 of 5 Pages